RIVERSTONE
RESOURCES INC.



06018194

October 27, 2006

Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

SUPPL

Attention: Filing Desk

Re: File No. 82-35016

Please find enclosed copies of the following documents:

- Interim Financial Statements and Accompanying Management Discussion & Analysis for the interim period ended July 31, 2006 and accompanying Chief Executive Officer & Chief Financial Officer Certifications

- News Releases Dated:

  -October 18, 2006
  -October 12, 2006
  -October 11, 2006
  -September 20, 2006
  -September 12, 2006

- Material Change Report Dated October 12, 2006

Sincerely,

James Robertson
Director

SUITE 906 • 595 HOWE STREET • VANCOUVER BC • V6C 2T5
PHONE 604 801 5020 • FAX 604 801 6075

82-35016

RIVERSTONE RESOURCES INC.

Suite 906 – 595 Howe Street
Vancouver, BC, V6C 2T5
Tel: 604.801.5020
Fax: 604.801.6075

INTERIM FINANCIAL STATEMENTS

31 July 2006

Unaudited

MANAGEMENT COMMENT

These interim financial statements of Riverstone Resources Inc. for the nine months ended 31 July 2006 have been prepared by management and have not been subject to review by the Company's auditors.

Riverstone Resources Inc. Statement 1

Interim Balance Sheets

Canadian Funds
Unaudited

ASSETS		As at 31 July 2006		As at 31 October 2005
Current				
Cash	$	**2,277,369**	$	97,036
GST receivable		**37,646**		37,734
Prepaid expenses		**11,569**		11,932
		2,326,584		146,702
Resource Property Costs – *Schedule (Note 4)*		**4,547,879**		3,304,973
Plant and Equipment *(Note 5)*		**10,517**		8,959
	$	**6,884,980**	$	3,460,634

LIABILITIES				
Current				
Accounts payable and accrued liabilities				
- trade	$	**307,950**	$	230,533
- related parties		**9,704**		53,898
		317,654		284,431
Continued Operations *(Note 1)*				
Commitments *(Note 9)*				

SHAREHOLDERS' EQUITY				
Share Capital *(Note 6a)*		**8,409,216**		4,660,254
Contributed Surplus *(Note 6b)*		**779,547**		654,300
Deficit - *Statement 2*		**(2,621,437)**		(2,138,351)
		6,567,326		3,176,203
	$	**6,884,980**	$	3,460,634

ON BEHALF OF THE BOARD:

"Michael D. McInnis"
______________________________, Director

"James Robertson"
______________________________, Director

- See Accompanying Notes -

Riverstone Resources Inc. Statement 2

Interim Statements of Loss and Deficit

Canadian Funds
Unaudited

	For the Three Months Ended 31 July		For the Nine Months Ended 31 July	
	2006	2005	**2006**	2005
General and Administrative				
Administration and management fees *(Note 7a)*	**$ 24,000**	$ 31,500	**$ 72,000**	$ 94,500
Amortization	**968**	91	**2,390**	91
Consulting	**10,450**	9,780	**27,125**	27,904
Foreign exchange loss (gain)	**(3,077)**	(403)	**(7,945)**	1,317
General exploration	**16,785**	-	**16,785**	335
Interest and financing *(Note 10)*	**281**	-	**20,293**	-
Office and general	**3,329**	2,468	**8,698**	14,005
Professional	**42,548**	20,896	**73,787**	56,288
Promotion and public relations	**28,152**	4,145	**47,145**	17,576
Rent and office services *(Note 7b)*	**12,000**	12,000	**36,000**	36,000
Salaries and wages	**23,057**	-	**23,057**	-
Shareholder information	**2,058**	1,467	**5,503**	10,069
Stock-based compensation *(Note 6f)*	**30,465**	40,558	**125,071**	147,487
Stock exchange and filing fees	**826**	100	**15,943**	6,792
Transfer agent	**1,814**	1,945	**9,266**	6,341
Travel and promotion	**23,306**	13,540	**23,306**	13,540
Loss Before the Under-Noted	**216,962**	138,087	**498,424**	432,245
Interest income	**(15,338)**	(720)	**(15,338)**	(3,365)
Loss for the Period	**201,624**	137,367	**483,086**	428,880
Deficit - beginning of period	**2,419,813**	1,884,240	**2,138,351**	1,592,727
Deficit – End of Period	**$ 2,621,437**	$ 2,021,607	**$ 2,621,437**	$ 2,021,607
Loss Per Share - Basic and Diluted	**$ 0.01**	$ 0.01	**$ 0.02**	$ 0.03
Weighted-Average Shares Outstanding	**28,125,199**	14,695,285	**21,549,554**	12,393,981

- See Accompanying Notes -

Riverstone Resources Inc. Statement 3

Interim Statements of Cash Flows

Canadian Funds
Unaudited

	For the Three Months Ended 31 July		For the Nine Months Ended 31 July	
Cash Resources Provided By (Used In)	**2006**	2005	**2006**	2005
Operating Activities				
Loss for the period	**$ (201,624)**	$ (137,367)	**$ (483,086)**	$ (428,880)
Items not affecting cash				
Amortization	**968**	91	**2,390**	91
Shares issued for loan bonus	**-**	-	**18,000**	-
Stock-based compensation	**30,465**	40,558	**125,071**	147,487
	(170,191)	(96,718)	**(337,625)**	(281,302)
Net change in non-cash working capital				
GST receivable	**(18,149)**	(10,417)	**88**	(2,298)
Prepaid expenses	**3,309**	3,275	**363**	(5,831)
Accounts payable and accrued liabilities				
- trade	**(91,248)**	21,868	**(46,426)**	22,989
- related	**(110,173)**	(16,717)	**(44,194)**	3,228
	(386,452)	(98,709)	**(427,794)**	(263,214)
Investing Activities				
Resource property costs	**(601,909)**	(738,373)	**(1,091,387)**	(1,559,189)
Plant and equipment	**(800)**	(1,819)	**(3,948)**	(1,819)
	(602,709)	(740,192)	**(1,095,335)**	(1,561,008)
Financing Activities				
Shares issued for cash	**3,577,097**	1,214,301	**4,042,097**	1,445,451
Share issuance costs	**(282,973)**	(115,945)	**(338,635)**	(115,945)
Loan payable	**(90,000)**	-	**-**	-
	3,204,124	1,098,356	**3,703,462**	1,329,506
Net Increase (Decrease) in Cash	**2,214,963**	259,455	**2,180,333**	(494,716)
Cash position - beginning of period	**62,406**	131,163	**97,036**	885,334
Cash Position - End of Period	**$ 2,277,369**	$ 390,618	**$ 2,277,369**	$ 390,618

Schedule of Non-Cash Investing and Financing Transactions				
Shares issued for resource property	**$ -**	$ -	**$ 27,500**	$ 27,500
Increase (decrease) in resource property accounts payable	**$ 165,555**	$ (116,712)	**$ 123,843**	$ (59,801)
Stock-based compensation recorded as resource property cost	**$ -**	$ 3,246	**$ 176**	$ 17,024

- See Accompanying Notes -

Riverstone Resources Inc. <u>Schedule</u>

Interim Schedules of Resource Property Costs

Canadian Funds

Unaudited

	For the Three Months Ended 31 July		For the Nine Months Ended 31 July	
	2006	2005	**2006**	2005
Burkina Faso, West Africa				
Rambo Property				
Acquisition and option payments *(Note 4a)*	**$ 39,130**	$ 69	**$ 84,082**	$ 89,159
Camp and general	**(3,484)**	12,377	**35,350**	91,655
Consulting	**1,196**	1,874	**1,946**	4,311
Drilling	**-**	86,890	**-**	88,104
Geochemical and assay	**-**	3,173	**-**	3,200
Geological	**15,364**	47,683	**75,463**	85,961
Lease, licenses and taxes	**3,819**	1,109	**3,819**	1,109
Local labour	**-**	514	**-**	10,631
Project management	**5,562**	3,098	**14,147**	8,112
Report preparation	**-**	-	**-**	1,139
Stock-based compensation *(Note 6f)*	**-**	3,246	**176**	17,024
Transportation	**1,968**	11,560	**5,847**	18,117
	63,555	171,593	**220,830**	418,522
Liquidi Malguem Property				
Acquisition and option payments *(Note 4b)*	**-**	-	**-**	66,779
Camp and general	**6,740**	41,777	**30,448**	179,587
Consulting	**1,196**	3,936	**1,196**	11,901
Drilling	**-**	62,968	**-**	62,968
Geochemical and assay	**594**	16,294	**594**	132,891
Geological	**42,982**	33,853	**74,862**	124,325
Lease, licenses and taxes	**626**	1,663	**626**	3,061
Local labour	**-**	8,962	**-**	34,576
Project management	**1,860**	6,389	**8,902**	13,973
Report preparation	**-**	456	**-**	736
Transportation	**19,312**	29,789	**21,380**	53,083
	73,310	206,087	**138,008**	683,880
Solna Property				
Acquisition	**-**	4,184	**-**	4,184
Camp and general	**490**	10,766	**30,468**	71,337
Consulting	**1,196**	376	**1,196**	6,093
Geochemical and assay	**-**	(85)	**-**	17,887
Geological	**792**	16,504	**48,723**	70,278
Lease, licenses and taxes	**909**	985	**909**	3,399
Local labour	**-**	865	**-**	19,924
Project management	**30**	3,066	**7,067**	8,133
Report preparation	**-**	-	**-**	133
Transportation	**-**	2,652	**887**	21,873
	3,417	39,313	**89,250**	223,241
Balances Carried Forward	**$ 140,282**	$ 416,993	**$ 448,088**	$ 1,325,643

- See Accompanying Notes -

Riverstone Resources Inc. <u>Schedule (Cont'd)</u>

Interim Schedules of Resource Property Costs

Canadian Funds
Unaudited

	For the Three Months Ended 31 July		For the Nine Months Ended 31 July	
	2006	2005	**2006**	2005
Balances Brought Forward	**$ 140,282**	$ 416,993	**$ 448,088**	$ 1,325,643
Burkina Faso, West Africa				
Kao Property				
Acquisition	**-**	4,184	**-**	4,184
Camp and general	**21,969**	10,106	**40,291**	10,106
Consulting	**1,196**	-	**1,196**	-
Drilling	**66,896**	-	**66,896**	-
Geochemical and assay	**1,663**	49,585	**1,663**	49,585
Geological	**5,795**	26,611	**28,170**	26,611
Lease, licenses and taxes	**1,883**	2,933	**3,000**	2,933
Local labour	**2,123**	2,360	**2,123**	2,360
Project management	**220**	2,017	**6,496**	2,017
Transportation	**171**	10,852	**1,165**	10,852
	101,916	108,648	**151,000**	108,648
Yaramoko Property				
Acquisition	**-**	4,310	**-**	4,310
Camp and general	**26**	17,781	**14,593**	17,781
Consulting	**1,196**	374	**1,196**	374
Geochemical and assay	**-**	42,593	**-**	42,593
Geological	**3,374**	18,262	**24,960**	18,262
Lease, licenses and taxes	**1,735**	340	**1,735**	340
Local labour	**-**	2,285	**-**	2,285
Project management	**31**	3,296	**5,354**	3,296
Transportation	**-**	9,625	**1,028**	9,625
	6,362	98,866	**48,866**	98,866
Tao Property				
Acquisition and option payments *(Note 4d)*	**-**	-	**48,223**	-
Camp and general	**63,451**	-	**63,451**	-
Drilling	**78,698**	-	**78,698**	-
Geochemical and assay	**1,900**	-	**1,900**	-
Geological	**26,972**	-	**26,972**	-
Local labour	**2,753**	-	**2,753**	-
Project management	**1,356**	-	**1,356**	-
Transportation	**15,102**	-	**15,102**	-
	190,232	-	**238,455**	-
Balances Carried Forward	**$ 438,792**	$ 624,507	**$ 886,409**	$ 1,533,157

- See Accompanying Notes -

Riverstone Resources Inc.

Schedule (Cont'd)

Interim Schedules of Resource Property Costs

Canadian Funds

Unaudited

	For the Three Months Ended 31 July		For the Nine Months Ended 31 July	
	2006	2005	**2006**	2005
Balances Brought Forward	**$ 438,792**	$ 624,507	**$ 886,409**	$ 1,533,157
Burkina Faso, West Africa				
Bissa Area Properties				
Acquisition and option payments *(Note 4c)*	**45,332**	-	**57,142**	-
Camp and general	**89,507**	-	**92,255**	-
Drilling	**55,012**	-	**55,012**	-
Geochemical and assay	**22,245**	-	**22,245**	-
Geological	**63,182**	-	**63,182**	-
Lease, licenses and taxes	**4,386**	-	**8,784**	-
Local labour	**12,995**	-	**12,995**	-
Project management	**2,132**	-	**2,132**	-
Transportation	**30,472**	-	**30,472**	-
	325,263	-	**344,219**	-
Other Properties				
Camp and general	**244**	640	**3,338**	3,237
Consulting	**-**	-	**-**	-
Geochemical and assay	**2,256**	-	**2,256**	41
Geological	**753**	(240)	**753**	1,925
Lease, licenses and taxes	**-**	-	**5,775**	5,552
Project management	**69**	-	**69**	-
Transportation	**87**	-	**87**	-
	3,409	400	**12,278**	10,755
Costs for the Period	**767,464**	624,907	**1,242,906**	1,543,912
Balance - beginning of period	**3,780,415**	2,444,279	**3,304,973**	1,525,274
Balance - End of Period	**$ 4,547,879**	$ 3,069,186	**$ 4,547,879**	$ 3,069,186

- See Accompanying Notes -

Notes to Interim Financial Statements

31 July 2006
Canadian Funds
Unaudited

1. Continued Operations

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.

The Company has no source of revenue, and has significant cash requirements to maintain its mineral interests and meet its administrative overhead. The ability of the Company to continue as a going concern is dependent upon its ability to generate profitable operations in the future and/or obtain additional financing. While the Company has been successful at raising funds in the past, there can be no assurance that it will be able to do so in the future.

If the going concern assumption were not appropriate for these financial statements, then adjustments would be necessary in the carrying value of assets and liabilities, the reported revenue and expenses and the balance sheet classifications used.

2. Significant Accounting Policies and Basis of Presentation

These unaudited interim financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). However, they do not include all of the information and disclosures required by Canadian GAAP for annual financial statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements.

These interim financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements and should be read in conjunction with the Company's audited financial statements including the notes thereto for the year ended 31 October 2005. All financial information presented herein is unaudited.

3. Financial Instruments

The fair value of the Company's cash, GST receivable, and accounts payable is estimated to approximate their carrying value due to their short-term maturity or capacity of prompt liquidation. The Company maintains only small balances of cash in foreign currencies, which it uses to fund its foreign projects. It is management's opinion that the Company is not exposed to significant interest, currency, or credit risks arising from these financial instruments.

4. Resource Properties

a) Rambo Property, Burkina Faso, West Africa

The Company has signed an agreement to acquire a 100% interest in the Rambo property located in Burkina Faso, West Africa. The property is subject to a 3% net smelter return royalty and a standard government 10% carried production interest. At its option, the Company may acquire its interest by completing cash payments and share issuances to the optionors and minimum exploration expenditures as follows:

		Cash Payment U.S. Funds	Shares		Exploration Expenditures U.S. Funds
Upon signing of the formal agreement *(paid)*	$	5,000	-	$	-
Upon regulatory approval *(paid, issued)*		35,000	50,000		-
On or before 15 December 2004 *(paid, issued)*		50,000	50,000		150,000
On or before 15 December 2005 *(paid, issued)*		50,000	50,000		150,000
On or before 15 December 2006		50,000	50,000		200,000
On or before 15 December 2007		50,000	50,000		-
	$	240,000	250,000	$	500,000

The Company has made all share issuances and cash payments required to date and has satisfied all exploration expenditure requirements under the agreement.

b) Liquidi Malguem Property, Burkina Faso, West Africa

The Company has signed an agreement to acquire an 80% interest in the Liquidi Malguem property located in Burkina Faso, West Africa. At its option, the Company may earn its interest by completing cash payments to the optionors and approximate minimum exploration expenditures as follows:

		Cash Payment U.S. Funds		Exploration Expenditures U.S. Funds
Upon signing of the agreement *(paid)*	$	45,000	$	-
On or before 31 December 2004 *(completed)*		-		85,000
On or before 1 November 2005 *(paid)*		20,000		-
On or before 31 December 2005 *(completed)*		-		125,000
On or before 1 November 2006		30,000		-
	$	95,000	$	210,000

Upon earning its interest, the Company and the optionor will form a joint venture, which will include standard dilution clauses. If either party is reduced to a 10% interest, the interest will revert to a 2% net smelter return royalty.

4. Resource Properties - *continued*

c) **Bissa Area Properties, Burkina Faso, West Africa**

During the period, the Company entered into an option agreement to acquire a 90% interest in the Tangapella and Sebila properties in the Bissa area of Burkina Faso. The agreement calls for cash payments totalling US$140,000 (US$40,000 paid) over three years and requires the Company to incur exploration expenditures of approximately $290,000 in the first year. The Company has also acquired government exploration permits for the Biliga and Malgtaba properties, located adjacent to the Tangapella and Sebila properties.

d) **Other Properties, Burkina Faso, West Africa**

The Company has acquired government exploration permits granting the Company, through a third party, a 100% interest in the Solna, Kao, and Yaramoko properties located in Burkina Faso. The permits are held in trust for the Company by a Burkina Faso resident associated with the Company. An application has been made to the government to have these permits transferred to the Company.

The Company has also incurred costs on exploring additional properties in West Africa including the Yantara and Teyango permits. These costs are being carried as Other Properties until such time as significant costs are expended on a specific property and a definitive acquisition agreement is established.

In addition, the Company signed an option agreement to acquire a 90% interest in the Tao property in Burkina Faso. The agreement calls for cash payments totalling US$132,000 (US$42,000 paid) over three years and requires the Company to incur exploration expenditures of approximately $110,000 in the first year.

e) **Details of cumulative expenditures are as follows:**

	Acquisition	Exploration	**31 July 2006**	31 October 2005
Rambo	$ 267,258	$ 1,975,541	**$ 2,242,799**	$ 2,021,969
Liquidi Malguem	79,989	787,498	**867,487**	729,479
Solna	-	315,400	**315,400**	226,150
Kao	-	326,191	**326,191**	175,191
Yaramoko	-	191,414	**191,414**	142,548
Tao	48,223	190,232	**238,455**	-
Tangapella	28,571	207,393	**235,964**	-
Sebila	28,571	61,181	**89,752**	-
Biliga	-	10,444	**10,444**	-
Malgtaba	-	8,059	**8,059**	-
Other properties	-	21,914	**21,914**	9,636
	$ 452,612	$ 4,095,267	**$ 4,547,879**	$ 3,304,973

All Burkina Faso properties are subject to a standard government 10% carried production interest.

5. Plant and Equipment

Details are as follows:

	Cost	Accumulated Amortization	**31 July 2006**	31 October 2005
Computer equipment	$ 13,732	$ 3,215	**$ 10,517**	$ 8,959

6. Share Capital

The authorized share capital of the company consists of an unlimited number of common shares without par value.

a) Share issuance details are as follows:

	31 July 2006		31 July 2005	
	Shares	**Amount**	Shares	Amount
Balance - beginning of period	**16,991,270**	**$ 4,660,254**	10,679,601	$ 3,291,998
Private placement	**-**	**-**	3,356,669	1,007,001
Private placement	**-**	**-**	500,000	150,000
Private placement *(i)*	**2,325,000**	**465,000**	-	-
Private placement *(ii)*	**8,212,500**	**3,285,000**	-	-
Share issuance costs *(i)*	**-**	**(338,635)**	-	(115,945)
Property option payment *(Note 4a)*	**50,000**	**27,500**	50,000	27,500
Shares issued for loan bonus *(Note 10)*	**90,000**	**18,000**	-	-
Exercise of options	**-**	**-**	105,000	14,700
Exercise of warrants	**856,135**	**292,097**	2,225,000	273,750
Balance - end of period	**28,524,905**	**$ 8,409,216**	16,916,270	$ 4,649,004

(i) During the period, the Company completed a non-brokered private placement of 2,325,000 units at a price of $0.20 for gross proceeds of $465,000. Each unit consists of one common share and one-half of one share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share of the Company at a price of $0.30 until 2 February 2007.

(ii) During the period, the Company completed a brokered private placement of 8,212,500 units of the Company at a price of $0.40 per unit for gross proceeds of $3,285,000. Each unit consists of one common share of the Company and one-half of one share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share of the Company for a price of $0.55 per share until November 4, 2007. The agent received a cash commission of 6.5% and compensation warrants equal to 7% of the number of units sold. Each compensation warrant entitles the agent to purchase one common share of the Company at a price of $0.40 until November 4, 2007.

6. Share Capital - *continued*

b) Contributed Surplus

Details are as follows:

		31 July 2006		31 July 2005
Balance - beginning of period	$	654,300	$	441,521
Stock-based compensation *(Note 6f)*		125,247		164,511
Balance - end of period	$	779,547	$	606,032

c) As at 31 July 2006, there were 184,906 (2005 - 369,811) shares held in escrow, which are being released over time according to TSX Venture Exchange policy.

d) At 31 July 2006, the Company had share purchase warrants outstanding entitling the holder to purchase shares as follows:

Shares	Exercise Price	Expiry Date
1,162,500	$ 0.30	2 February 2007
574,875	$ 0.40	4 November 2007
4,106,250	$ 0.55	4 November 2007
5,843,625		

e) At 31 July 2006, the Company had stock options outstanding entitling the holder to purchase shares as follows:

Grant Date	Number	Exercise Price	Expiry Date
19 August 2003	505,000	$ 0.14	19 August 2008
12 January 2004	345,000	$ 0.26	12 January 2009
5 May 2004	605,000	$ 0.38	5 May 2009
1 September 2004	100,000	$ 0.32	1 September 2009
13 April 2005	75,000	$ 0.40	13 April 2009
28 September 2005	60,000	$ 0.35	28 September 2010
26 January 2006	500,000	$ 0.26	26 January 2011
27 February 2006	250,000	$ 0.34	27 February 2011
18 April 2006	200,000	$ 0.42	18 April 2011
	2,640,000		

The outstanding options have a weighted average exercise price of $0.31 and a weighted-average remaining life of 3.30 years. As at 31 July 2006, 2,076,875 of these options have vested.

6. Share Capital - *continued*

f) Stock-Based Compensation - *continued*

For the periods ended 31 July, the Company granted stock options to its directors, officers and employees and estimated stock-based compensation as follows:

		2006		2005
Total options granted		**950,000**		180,000
Average exercise price	**$**	**0.31**	$	0.40
Estimated fair value of compensation	**$**	**207,795**	$	49,999
Estimated fair value per option	**$**	**0.22**	$	0.28

In addition, in April 2005 the Company re-priced 440,000 options from an exercise price of $1.10 per share to an exercise price of $0.40 per share. The Company subsequently re-priced 345,000 of these options to an exercise price of $0.26 per share in January 2006. All other terms of the grant remain unchanged. Incremental stock-based compensation relating to these options has been estimated at $6,716 and $32,058 for the periods ended 31 July 2006 and 31 July 2005, respectively.

The fair value of the stock-based compensation to be recognized in the accounts has been estimated using the Black-Scholes Option-Pricing Model with the following weighted-average assumptions:

	2006	2005
Risk-free interest rate	**4.03%**	3.50%
Expected dividend yield	**0.00%**	0.00%
Expected stock price volatility	**100.00%**	95.04%
Expected option life in years	**4.47**	4.11

The Company has recorded stock-based compensation for options that vested during the period as follows:

		2006		2005
Number of options vested in period		**953,125**		846,875
Stock-based compensation expense	**$**	**125,071**	$	147,487
Capitalized to mineral properties		**176**		17,024
Total compensation recognized for the period		**125,247**		164,511
Transfer to share capital – options exercised		**-**		-
Net addition to contributed surplus for the period	**$**	**125,247**	$	164,511

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock. Changes in these assumptions can materially affect the fair value estimated, and therefore it is management's view that the existing models do not necessarily provide a reliable measure of the fair value of the Company's stock option grants.

7. Related Party Transactions

Related party transactions not disclosed elsewhere in these financial statements are as follows:

a) Administration and management fees paid to directors and a company controlled by a director - $72,000 (2005 - $94,500).
b) Fees for office rent and services paid to a company with directors in common - $36,000 (2005 - $36,000).
c) Graphic design and drafting fees paid to parties related to directors - $2,200 (2005 - $3,875).

8. Income Taxes

a) The Company has incurred non-capital losses for income tax purposes of approximately $913,000 that may be used to reduce future taxable income and expire as follows:

Year of Expiry		Amount
2006	$	11,000
2007		13,000
2008		94,000
2009		118,000
2010		116,000
2014		229,000
2015		332,000
	$	913,000

b) The Company has approximately $3,673,000 of resource related expenditures that may be carried forward indefinitely and used to reduce prescribed taxable income in future years.

c) The Company has taken a full valuation allowance against these losses and expenditures and, therefore, the potential future tax benefits arising therefrom have not been recognized in these financial statements.

9. Commitments

The Company has management services agreements with two of its directors that require an aggregate payment of $8,000 per month. The contracts are for rolling two-year terms that renew automatically each year, unless otherwise terminated or altered by mutual consent. Should the Company terminate these contracts without cause, it would become liable for the total amounts payable under the contracts for the remaining terms.

10. Loan Payable

In December 2005, the Company arranged a $90,000 bridge financing loan from a director and parties related to directors to fund short-term working capital needs. The loan bears interest at 6% per annum and is due 15 December 2006. The Company also issued 90,000 bonus shares at a deemed value of $0.20 per share in consideration of the loan *(Note 6a)*. The loan was repaid in full during the period with interest totalling $2,293.

11. Segmented Information

The Company currently operates in only one segment, that being the mining exploration industry. Details of segmented operations are reflected only in the balance sheet.

	31 July 2006		
	Canada	Burkina Faso	Total
Assets	$ 2,182,394	$ 4,702,586	$ 6,884,980

	31 July 2005		
	Canada	Burkina Faso	Total
Assets	$ 417,689	$ 3,091,474	$ 3,509,163

82-35016

RIVERSTONE RESOURCES INC.
Report to Shareholders and
Management Discussion and Analysis
of the Financial Position and Results of Operations
for the Nine Months Ended July 31, 2006

September 19, 2006

TO OUR SHAREHOLDERS:

This Management's Discussion and Analysis ("MD&A") supplements, but does not form part of, the unaudited financial statements of the Company and the notes thereto for the nine months ended July 31, 2006. Consequently, the following discussion and analysis of the financial condition and results of operations for Riverstone Resources Inc. ("Riverstone" or the "Company"), should be read in conjunction with the July 31, 2006 unaudited financial statements and the audited annual financial statements for the year ended October 31, 2005 and related notes therein, which have been prepared in accordance with Canadian generally accepted accounting principles, consistently applied.

Discussion of the Company, its operations and associated risks is further described in the Company's filings, available for viewing at www.sedar.com. A copy of this MD&A will be provided to any applicant upon request.

GENERAL

Riverstone is a mineral exploration company that has interests in 12 mineral permits in Burkina Faso, West Africa. Five of the Company's permits are subject to option agreements, two of which have net smelter return royalties. All of the properties are subject to a standard government 10% carried production interest. All property transactions have been conducted on an arm's length basis between the Company and the vendors.

The Rambo, Liguidi Malguem ("Ligidi"), Solna, Kao, Yaramoko, Biliga, Malgtaba, Bissiga, Pella, Tao, Tangapella and Sebila gold properties are the primary exploration properties held by the Company. In addition, the Company is actively seeking additional properties for acquisition, exploration and development.

Significant Events and Transactions

On 4 May 2006, the Company completed a brokered private placement of 8,212,500 units at a price of $0.40 per unit for gross proceeds of $3,285,000. Each unit consists of one common share and one-half of one share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share of the Company at a price of $0.55 until November 4, 2007. The Company paid a cash commission of 6.5% and issued 574,875 compensation warrants to the agent. Each compensation warrant entitles the agent to purchase one common share of the Company at a price of $0.40 until November 4, 2007.

The Rambo permit was renewed during the current period for a further three year term of validity.

MINERAL EXPLORATION

Rambo Permit

The Rambo permit is located in the north-central part of Burkina Faso and is contiguous with Golden Star Resource's Goulagou project, and with the Company's Kao permit. The permit comprises 150 square kilometres in area and covers six known areas of artisanal workings. The main Rambo artisanal pit

consists of a 60 metre by 40 metre oval pit, which is about 15 metres deep. Diamond drilling by a former operator near the pit returned gold values including 20.03 grams per tonne ("g/t") gold over 15.79 metres, 4.29 g/t over 18.0 metres and 2.89 g/t over 15.0 metres.

Drilling by the Company in 2003 and 2004 identified a gold-bearing shoot within a sulphide-bearing structure. The shoot has an approximate strike length of 150 metres, has an average true thickness of about 11 metres and has been traced by drilling to a depth of 120 metres. Highlights of this work by the Company include 12.0 metres grading 7.0 g/t, 6.0 metres grading 16.4 g/t, 7.5 metres grading 4.2 g/t, 16.5 metres grading 4.5 g/t, 5.05 metres grading 2.16 g/t, and 8.77 metres grading 1.26 g/t (including 3.00 metres grading 2.85 g/t). The holes were drilled on fences spaced 50 metres apart over a strike length of 350 metres. The mineralized structure strikes generally east-west and is open in both directions and to depth.

Other work completed to date on the Rambo permit has also included prospecting and rock sampling in several new artisanal sites. Rock sampling at the Bonguirga site, a new artisanal site located about 500 metres northeast of the Rambo mineralized zone, returned impressive gold values in rock samples. Two selected samples of quartz vein material from the site assayed 394.8 g/t gold and 66.8 g/t gold.

There was no field work conducted in the current period, however, further work is planned for early 2007 comprising mainly RAB drilling.

Liguidi Malguem Permit

The Company has entered into an agreement to acquire an 80% interest in the Liguidi Malguem mineral permit in Burkina Faso. The permit covers an area of 225 square kilometres and is located 125 kilometres southeast of Ouagadougou, the capital of Burkina Faso, and 50 kilometres southeast of the Bombore property presently being explored by Orezone Resources Inc. The Company has completed a geochemical survey over most of the property together with a program of geological mapping and rock sampling which has confirmed an extensive area with gold values in soils generally over 15 parts per billion ("ppb"), covering an area approximately 13 kilometres in length and 3 kilometres in width.

Within this area are several anomalous zones where soil gold values are generally over 50 ppb and as high as 2,600 ppb. The largest of these covers an area approximately 4 kilometres in length and up to 2 kilometres in width. Several other anomalous zones are at least 1 kilometre long and up to 1 kilometre in width. Assay results of the first 79 rock samples taken in the larger grid area showed 26 samples with higher values of between 100 ppb and 500 ppb and a further 8 samples between 1.3 g/t and 12.0 g/t gold.

Previous work by Riverstone has identified three specific target areas - the Three Hills area near the centre of the permit, the Wayalguin area to the north-east and the Dassoui area to the south-west. The existence of artisanal gold workings is widespread in the area.

At Three Hills, an exposed area of schist with disseminated sulphide minerals and sulphide-bearing quartz veinlets appears similar to the gold-bearing schist horizon at Jilbey Gold's (now High River Gold) Bissa deposit. Previous trenching across one of the anomalies returned two zones of significant gold mineralization. Zone 1 showed 18 metres grading 1.45 g/t gold, including 10.5 metres at 2.01 g/t gold and Zone 2 showed a further 18 metres grading 1.53 g/t gold and including 7.5 metres at 2.26 g/t gold. Reverse circulation drilling by the Company at two of the four known gold anomalies at Three Hills returned significant results including 16.50 metres grading 1.25 g/t gold. The drilling has validated the initial geochemical work and further exploration work is warranted.

Wayalguin is located approximately two kilometres east of the Three Hills prospect, and previous work on this permit has focused on the area surrounding two artisanal workings. The Wayalguin zone is underlain by Tarkwaian metasediments, which locally bear sulphide minerals. Trench sampling has indicated at least one broader interval of approximately 6 metres with an average grade of 2 g/t gold, which included samples of 8.3 g/t gold over 0.7 metres and 3.5 g/t gold over 1.5 metres. This mineralization is related to an east-west trending, moderately north-dipping structure. Previous drilling across the eastern portion of

an 800-metre long geochemical anomaly encountered 2.22 g/t gold over 6.0 metres and 1.86 g/t gold over 4.5 metres. Two holes intersected several narrow intervals (1.5 metres) grading about 1.0 g/t gold.

The main Dassoui zone covers a 4 kilometre by 1 kilometre area surrounding four artisanal sites where gold has been recovered from quartz veins and stockwork veinlets. The soil geochemical survey identified multiple zones anomalous in gold and up to 2 kilometres in length trending generally in a northeast direction. The Dassoui area has not yet been tested by drilling.

The 2006 program has consisted to date of rock sampling and geological mapping. An extensive rock sampling program was undertaken over a 1.5 km by 200 m wide area within a quartz boulder field within one of the geochemical soil anomalies. An additional 340 samples were taken elsewhere on the property, both from surface outcrop and from trenches. The assay results from this program are pending. A program of 5,000 metres of RAB drilling is planned for this permit.

Bissa Area Permits

The Company holds six permits in the active Bissa area located in north-central Burkina Faso. All six permits were acquired in the early part of 2006. The Company's permits are adjacent to High River Gold's Bissa project. High River recently announced an independent resource estimate for the Bissa project of 81,980 ounces of gold in the measured category, 580,270 ounces in the indicated category and 679,470 ounces in the inferred category (see High River news release May 23, 2006).

The Bissa deposit is located within the Sabcé Shear Zone, which extends north-easterly from High River's property onto Riverstone's Tangapella permit. The Bissa deposit is approximately 6 kilometres from the boundary of the Tangapella permit. The Sebila permit is also located on the eastern boundary of High River's property and overlies a 15 kilometre portion of a shear zone which parallels the Sabcé Shear Zone.

The Tangapella permit in particular appears to be highly prospective. The permit is transected by about 20 kilometres of the Sabcé Shear Zone. Geochemical soil anomalies outlined by previous operators suggest the presence of gold mineralization. Structural folds are present and provide excellent sites for gold emplacement.

A geochemical soil-sampling program covering a grid measuring 13 kilometres in length and from 8 to 10 kilometres in width was completed during the latest quarter, along with a program of mapping and rock sampling. Results are pending.
Geochemical soil sampling, mapping and rock sampling was also carried out on the adjoining Sebila permit on two grids. Over 5,000 samples were taken, and full assay results are not yet in hand. Further mapping and sampling is planned on this permit for late 2006 in order to extend and explain any geochemical anomalies obtained.

The Company's wholly owned Bissiga permit was also covered by a regional soil geochemistry survey during the period. Bissiga is located approximately 90 km southwest of the Tangapella permit, and covers portions of a major structural zone that parallels the Sabcé shear to the north. Results from this program are currently pending.

Tao Permit

The Tao permit adjoins the Essakane project on its southern boundary. The Essakane project is a joint venture between Orezone Resources Inc. and Gold Fields Limited. Orezone recently announced that Gold Fields has approved a US$9.3 million budget to complete a pre-feasibility study.

Geochemical soil sampling on the Tao permit by a previous operator outlined several large gold anomalies that aggregate greater than 10 kilometres in length. Trenching and RC drilling completed by a

former operator on one of the geochemical anomalies outlined a mineralized zone approximately one kilometre in length. Nine RC Holes were drilled and returned grades ranging from 0.95 g/t gold to 5.0 g/t over widths ranging from 1.5 metres to 13.5 metres.

Riverstone completed a 4,358 m RAB drilling program over two separate geochemical soil anomalies during July of 2006, plus very limited mapping and rock sampling. Results from this program are currently pending.

Kao Permit

The Kao permit is contiguous with the south side of the Rambo permit. Previous work completed on this permit comprised grid soil sampling, rock sampling and prospecting. Soil sampling in areas of new artisanal workings has outlined one very strong gold anomaly, with dimensions of about 1 kilometre by 2 kilometres within the +10 ppb gold contour. Peak soil values range from 270 to 1,460 ppb gold. Two other slightly smaller anomalies have been delineated elsewhere on the permit. Several rock samples collected from scattered areas of artisanal workings returned very encouraging gold values. Among these are numerous samples grading greater than 0.5 g/t gold, with two notable samples, from different areas, grading 10.1 g/t and 13.1 g/t gold.

Work completed to date has consisted of 4,556 metres of RAB drilling over two of the soil anomalies, with a small amount of drilling targeting two new artisanal mining sites. Completion of the results of this drilling is currently underway.

Yaramoko Permit

This permit is located approximately 200 kilometres west-southwest of Ouagadougou. The permit's northern boundary adjoins SEMAFO's Mana permit where a production decision has recently been announced on a gold reserve of 1 Moz. Previous work on Yaramoko has been concentrated on mapping, soil sampling, prospecting and rock sampling. Several rock samples from scattered areas on the permit have returned significant results, including 16 samples with values ranging from 1.0 g/t to 11.9 g/t gold. Soil sampling in the area of recent artisanal workings has outlined several gold in soil anomalies, with many values exceeding 100 ppb gold. The largest of these anomalous areas measures about 500 metres wide by 3.5 kilometres long and covers an area with numerous active workings. No work was completed on this permit in the current period, but it is planned that this and several smaller anomalous areas will be evaluated in 2007 with RC drilling.

Solna Permit

The Solna Permit, covering approximately 160 square kilometres, is located in eastern Burkina Faso about 250 kilometres north-east of Ouagadougou. Gold mineralization is hosted in a zone of quartz and quartz-tourmaline veins cutting foliated and sheared rocks of the Sebba greenstone belt, which is part of the lower Proterozoic Birimian greenstone sequence that hosts most of the major gold deposits in West Africa. Solna is approximately 75 kilometres west of the producing Samira Hill gold mine of Etruscan Resources where a resource of 2 million ounces of gold has been announced.

No work at Solna was completed in the current period, however, previous exploration confirms a significant area that is anomalous in gold values in both soil and rock chip samples. The main soil anomaly identified to date extends at least 2 kilometres in length and averages approximately 250 metres in width, with gold values in soils in excess of 100 ppb and ranging up to approximately 1.3 g/t gold. In addition, a parallel secondary mineralized corridor lies outside this main anomalous zone.

Within these areas, rock chip samples ranged from several parts per billion gold to as high as 8.3 g/t gold, including values of 6.7 g/t, 6.8 g/t and 7.8 g/t gold. A total of 143 rock samples have been taken at Solna, of which over 20% showed gold values greater than 1.0 g/t gold, including 17% greater than 2.0 g/t gold. Artisanal gold workings are also evident within the areas.

Two trenches spaced about 150 metres apart within the geochemical anomaly returned significant gold values including 15 metres grading 4.5 g/t gold (including 7.5 metres grading 7.3 g/t gold), 3 metres of 2.84 g/t gold, a further 6 metres grading 1.18 g/t gold, and a further 3 metres grading 1.44 g/t gold. Further work is planned for 2007 comprising RC drilling of the geochemical anomaly.

RESULTS OF OPERATIONS

The loss for the nine-month period was $483,086, which compares to a loss of $428,380 for the same period of the previous year. Significant items comprising the current loss include $72,000 in administration and management fees, $20,293 for interest and financing, $36,000 for rent and office services, and $125,071 in stock-based compensation, a non-cash item. Cash flows used in operations, before changes in non-cash working capital items, totalled $337,625 compared to cash of $281,302 used in operations in the same period of the prior year.

Compared to the same period of the prior year, general and administrative costs increased to $498,424 from $432,245. Savings in management fees, office and shareholder information costs were offset by increases in professional fees, promotion and public relations costs, filing fees and travel costs as the Company focused on raising equity capital in the period. In addition, the Company had salary costs during the current period due to the hiring of a full-time exploration manager. In December 2005, the Company arranged a $90,000 bridge-financing loan from a director and certain parties related to directors. Pursuant to the loan agreements, the Company issued 90,000 shares, as a bonus to the lenders, at a deemed price of $0.20 per share for a total non-cash financing cost of $18,000. The loan was repaid in full in the current quarter, with accrued interest amounting to $2,293. The reduction in management fees is due to the resignation of one of the paid directors in November 2005.

During the period, the Company incurred general exploration costs of $16,785 on prospects in West Africa and direct resource property costs of $1,242,906 as a result of exploration work completed on its Burkina Faso properties. This compares to $1,543,912 of direct costs incurred in the same period of the prior year when the Company got an earlier start in the field. Exploration activities for the current period increased after the Company completed its financings in May 2006.

SUMMARY OF QUARTERLY RESULTS

Financial Data for the Last Eight Quarters

Three Months Ended	Jul-06	Apr-06	Jan-06	Oct-05	Jul-05	Apr-05	Jan 05	Oct-04
Total Revenues	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil
Loss before stock-based compensation	$171,159	$101,281	$85,575	$71,722	$96,809	$99,725	$34,859	$109,792
Loss for the period	$201,624	$158,534	$122,928	$116,744	$137,367	$172,346	$119,167	$73,383
Loss per share	$0.01	$0.01	$0.01	$0.01	$0.01	$0.01	$0.01	$0.01

Except for the current quarter, the quarterly losses presented (before stock-based compensation) are fairly consistent. Stock-based compensation is recognized as stock options vest, which varies due to the timing of the vesting provisions of the various stock option grants that the Company has made. The increase in the loss for the three months ended July 31, 2006 is due to an increase in professional fees, promotion and public relations costs, and filing fees relating to the Company's recent financings, the increase in salaries and wages due to the hiring of a full-time exploration manager, and interest and financing costs incurred on bridge financing loans incurred prior to the Company's financings.

Prior to the current quarter, cash flows used in operations, before changes in non-cash working capital items, were reasonably consistent for the previous seven quarters, averaging approximately $90,000 per quarter. Comparative cash flows for the current quarter totalled approximately $170,000, reflecting the higher costs as detailed above, as well as general exploration costs incurred in the current quarter.

FINANCIAL POSITION AND LIQUIDITY

Riverstone has no history of profitable operations and its mineral projects are at an early stage. Therefore, it is subject to many risks common to comparable companies, including under-capitalization, cash shortages and limitations with respect to personnel, financial and other resources as well as a lack of revenues.

At July 31, 2006, the Company had cash on hand of $2,277,369 compared to $97,036 at October 31, 2005. The Company had working capital of $2,008,930 compared to a working capital deficiency of $137,729 as at October 31, 2005.

The Company's current working capital position is considered sufficient to meet its ongoing operations for the ensuing year.

CAPITAL RESOURCES AND COMMITMENTS

The Company has cash payment, share issuance and mineral expenditure requirements under its Rambo property agreement. Terms of the agreement require cash payments totalling US$240,000 and the issuance to the vendors of a total of 250,000 common shares of the Company over a period of four years, with a work commitment totalling US$500,000 over a period of three years. As at the date hereof, the Company has satisfied the entire exploration expense requirement on the property. To earn its interest in the property, the Company must make the remaining scheduled cash payments of US$[illegible]00,000 and issue 100,000 shares before December 15, 2007.

The Company has cash payment and mineral expenditure requirements under its Liguidi Malguem property agreement. This agreement calls for cash payments totalling US$95,000 and requires the Company to incur exploration expenditures of approximately $210,000. As at the date hereof, the Company has satisfied the entire exploration expense requirement on the property and must make the remaining cash payment of US$30,000 on or before November 1, 2006 to earn its interest in the property

The Company has cash payment and mineral expenditure requirements under its Tangapella/Sebila property agreement. This agreement calls for cash payments totalling US$140,000 and requires the Company to incur exploration expenditures of approximately $290,000 in the first year. The Company had completed US$40,000 of the cash payments by July 31, 2006.

Similarly, the Company has cash payment and mineral expenditure requirements under its Tao property agreement. This agreement calls for cash payments totalling US$132,000 and requires the Company to incur exploration expenditures of approximately $110,000 in the first year. The Company had completed US$42,000 of the cash payments by July 31, 2006.

The Company has business services agreements, with two of its directors, which call for monthly payments of $4,000 each with a term of two years, renewable upon mutual consent. The Company also has a month-to-month agreement, with a company related by certain directors it has in common, for office rent and administrative support services. The Company pays $4,000 per month and the agreement can be cancelled at any time.

As at July 31, 2006, the Company had sufficient capital to meet its ongoing exploration and overhead requirements for the ensuing year.

Management believes it will be able to raise equity capital as required in the long term, but recognizes the risks attached thereto. Historically the capital requirements of the Company have been met by equity subscriptions. Although the Company has been successful in the past in obtaining financing, there can be no assurance that it will be able to obtain adequate financing in the future or that the terms of such financing may be favourable.

OFF-BALANCE SHEET ARRANGEMENTS

The Company had no off-balance sheet arrangements as at July 31, 2006 or as at the date hereof.

RELATED PARTY TRANSACTIONS

Transactions with related parties are disclosed in the financial statements and include administration and management fees for the quarter of $72,000 (2005 - $94,500) paid to directors and rent and office services of $36,000 (2005 - $36,000) paid to a company with which the company shares directors in common. The decrease in management fees is due to the resignation of one of the Company's paid directors.

CHANGES IN ACCOUNTING POLICIES

There were no changes in accounting policies in the period under review.

FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, GST receivable, and accounts payable. The Company maintains most of its cash in Canadian dollars; however, from time to time a small amount of cash is maintained in foreign currencies and is therefore subject to changes in fair value due to fluctuations in exchange rates. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

DISCLOSURE FOR VENTURE ISSUERS WITHOUT SIGNIFICANT REVENUE

Consistent with other companies in the mineral exploration industry, Riverstone has no source of operating revenue. The Company's July 31, 2006 unaudited financial statements provide a breakdown of the general and administrative expenses for the quarter under review (Statement 2) and an analysis of the capitalized and expensed exploration and development costs incurred on its mineral properties (Schedule and Note 4e).

OUTSTANDING SHARES

As at July 31, 2006 and the date hereof, the Company had 28,524,905 (diluted – 37,008,530 common shares issued and outstanding versus 16,991,270 (diluted – 21,412,407) at October 31, 2005. The increase for the period is due to the issuance of 2,325,000 shares under a non-brokered private placement, 8,212,500 shares under a brokered private placement, and 856,135 shares upon the exercise of warrants during the period. In addition, the Company issued 50,000 shares under the Rambo option agreement (see *Mineral Exploration)* and 90,000 shares as a loan bonus (see *Results of Operations*). The increase in the number of diluted shares since October 31, 2005 also includes the issuance of 1,162,500 warrants under the non-brokered private placement, 4,681,125 warrants under the brokered private placement, the granting of 500,000 options to directors and 450,000 to employees and consultants, the forfeiture of 400,000 options, and the expiry of 1,475,002 warrants during the period.

INVESTOR RELATIONS ACTIVITIES

With respect to public relations, the Company's provides information from its corporate offices to investors and brokers directly through its association with Mr. Richard Roy. In addition, Mr. Ron Cooper provides the Company with investor relations services on a month to month basis.

MANAGEMENT

Riverstone is very dependent upon the personal efforts and commitments of its existing management. To the extent that management's services would be unavailable for any reason, a disruption to the

operations of Riverstone could result, and other persons would be required to manage and operate the Company.

DISCLOSURE CONTROLS AND PROCEDURES

The Company continues to refine its disclosure controls and procedures from time to time, and the CEO and CFO have concluded that, during the period, the process effectively ensured that material information was accumulated and communicated to management in sufficient time for management to make decisions regarding the Company's disclosure required by securities legislation.

RISK FACTORS

Companies operating in the mining industry face many and varied kinds of risks. While risk management cannot eliminate the impact of all potential risks, the Company strives to manage such risks to the extent possible and practical. Following are the risk factors most applicable to the Company:

Exploring and developing mineral resource projects bears a high potential for all manner of risks. Additionally, few exploration projects successfully achieve development due to factors that cannot be predicted or foreseen. Moreover, even one such factor may result in the economic viability of a project being detrimentally impacted such that it is neither feasible nor practical to proceed. The Company closely monitors its activities and those factors that could impact them, and employs experienced consulting, engineering, insurance and legal advisors to assist in its risk management reviews.

Although the Company has taken steps to verify the title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

At present the principal activity of the Company is the exploration and development of gold resource properties. The feasible development of such properties is highly dependent upon the price of gold. A sustained and substantial decline in commodity gold prices could result in the write-down, termination of exploration and development work or loss of its interests in identified resource properties. Although such prices cannot be forecasted with certainty, the Company carefully monitors factors that could affect gold commodity prices in order to assess the feasibility of its resource projects.

Exploration and development projects are subject to the environmental laws and regulations of the country within which the Company is conducting its operations. As such laws are subject to change, the Company carefully monitors proposed and potential changes, and ensures that it is and will be in strict compliance. Various non-governmental organizations dedicated to environmental protection monitor, amongst others, the mining industry. These organizations have in the past commenced actions with the regulatory agencies or the courts to prevent or delay mining activities.

FORWARD-LOOKING STATEMENTS

Certain statements made and information contained in this MD&A and elsewhere constitute "forward-looking information" within the meaning of the Ontario Securities Act. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to the interpretation of drill results and the estimation of mineral resources, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development results will not be consistent with the Company's expectations, accidents, equipment breakdowns, title matters and surface access, labour disputes, the potential for delays in exploration activities, the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described under Risk Factors in each management discussion and analysis. In addition, forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of gold, that the Company will receive required permits and access to surface rights, that the Company can access financing, appropriate equipment and sufficient labour and that the political environment within Burkina Faso will continue to support the development of environmentally safe mining projects. Should one or more of these risks and

uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

APPROVAL

The Board of Directors of the Company has approved the disclosure contained in this Interim Management Discussion and Analysis.

Respectfully submitted
On Behalf of the Board of Directors

"Michael D. McInnis"

Michael D. McInnis, P. Eng., President

82-35016

Form 52-109FM2 – Certification of Interim Filings

I, **Michael D. McInnis,** Chief Executive Officer of **Riverstone Resources Inc.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Riverstone Resources Inc.** (the issuer) for the period ending July 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: September 19, 2006

"Michael D. McInnis"

Michael D. McInnis, Chief Executive Officer

Form 52-109FM2 – Certification of Interim Filings

I, **Kerry Spong,** Chief Financial Officer of **Riverstone Resources Inc.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Riverstone Resources Inc.** (the "issuer") for the period ending July 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: September 19, 2006

"Kerry Spong"

Kerry Spong, Chief Financial Officer



RESOURCES INC.
906-595 HOWE STREET • VANCOUVER BC V6C 2T5
TEL: 604.801.5020 • FAX: 604.801.6075

NEWS RELEASE

DRILLING PROGRAM BEGINS TO PROBE NEW GOLD ZONE ON KAO PERMIT

October 18, 2006 **Symbol: RVS – TSX V**

Riverstone Resources Inc. (the "Company") (RVS: TSX V) is pleased to report that a follow up Rotary Air Blast ("RAB") drilling program will begin this week on the Kao Exploration Permit in Burkina Faso, West Africa. The follow up program will consist of 2,500 metres of RAB drilling to better define the southern portion of the gold zone discovered during the initial RAB drilling program conducted by the Company in August of 2006. Three new lines of drill holes are planned, with vertical holes drilled at 50 metres spacing along the lines, and to depths of between 30 and 60 metres. The drilling program is designed to better define the shape and depth of the gold zones, in preparation for a Reverse Circulation drilling program

The results of the initial 4,556-metre RAB drilling program in August of 2006 were reported in a Company News Release issued October 11, 2006. This drilling program was designed to evaluate a 4 kilometre by 1 kilometre gold-in-soil geochemical anomaly. The results from the August drilling indicate that the geochemical anomaly is underlain by 3 to 5 sub-parallel gold zones oriented in a general northeast to north-northeast direction. The zones have been traced over a strike length of 2.70 kilometres, are up to 250 metres wide, and are open to the north and to depth. A number of the August drill holes ended in gold mineralization when the holes were stopped at 30 metres depth. All holes are vertical and intervals reported are drilled widths, which may not represent true widths of the mineralized zones.

Some of the better intersections from the August drill program include:

1.35 g/t gold over 30 m (including 2.28 g/t gold over 6 m) in KA-06-018
1.05 g/t gold over 30 m (including 1.55 g/t gold over 15 m) in KA-06-020
0.89 g/t gold over 30 m (including 1.37 g/t gold over 9 m) in KA-06-021
1.18 g/t gold over 30 m in KA-06-022
0.73 g/t gold over 30 m (including 1.33 g/t gold over 9 m) in KA-06-023
0.72 g/t gold over 30 m (including 2.67 g/t gold over 6 m) in KA-06-034
0.51 g/t gold over 30 m in KA-06-043
0.6 g/t gold over 30 m (including 1.45 g/t gold over 12 m) in KA-06-064
0.71 g/t gold over 30 m (including 1.54 g/t gold over 12 m) in KA-06-097

The Kao Exploration Permit is contiguous with the southern boundary of the Company's Rambo Exploration Permit. Previous RC drilling on the Rambo permit by the Company delineated a mineralized zone over a strike length of 350 metres and for 170 metres down dip, which remains open in all directions. Grades within the zone range from 1.16 g/t to 21.4 g/t over widths ranging from 3.0 metres to 18.5 metres. Orezone's Sega property is 25 kilometres southeast of the Kao permit and Golden Star's Goulagou property adjoins Kao on the northwest.

.../2

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The Company maintains a rigorous quality control program involving the use of repeat assays, check assays at independent labs, and the use of verifiable blanks and standards from an accredited Canadian lab. All soil, rock and RAB samples were assayed using standard fire assay with atomic absorption techniques, at the independent Abilab Burkina SARL laboratories in Ouagadougou, Burkina Faso.

The Company is actively exploring a portfolio of 12 mineral exploration permits in Burkina Faso, with land holdings in some of the more prospective Birimian Greenstone Belts in Burkina Faso. For further information about the Company and its activities in Burkina Faso, please refer to the Company's website at www.riverstoneresources.com and on www.sedar.com.

ON BEHALF OF THE BOARD

"Michael D. McInnis"

Michael D. McInnis, P.Eng.,
CEO & President

For further information contact:

Michael D. McInnis, President
Phone: 604.801.5020
Email: info@riverstoneresources.com

or

Richard R. Roy, Manager, Investor Relations
Phone: 604.801.5020 ext 226
Email: rroy@riverstoneresources.com

Paul G. Anderson, P. Geo is a Qualified Person for RVS and has reviewed and approved the contents of this release.
Certain statements made and information contained in this news release and elsewhere constitutes "forward-looking information" within the meaning of the Ontario Securities Act. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to the interpretation of drill results and the estimation of mineral resources, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development results will not be consistent with the Company's expectations, accidents, equipment breakdowns, title matters and surface access, labour disputes, the potential for delays in exploration activities, the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described under Risk Factors in each management discussion and analysis. In addition, forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of gold, that the Company will receive required permits and access to surface rights, that the Company can access financing, appropriate equipment and sufficient labour and that the political environment within Burkina Faso will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

82-35016



906-595 HOWE STREET • VANCOUVER BC V6C 2T5
TEL: 604.801.5020 • FAX: 604.801.6075

NEWS RELEASE

RIVERSTONE ANNOUNCES GRANT OF STOCK OPTIONS

October 12, 2006 **Symbol: RVS – TSX V**

Riverstone Resources Inc. (the "Company") announces that a total of 900,000 incentive stock options have been granted under the Company's Stock Option Plan to directors, officers, employees and consultants of the Company as defined by TSX Venture Exchange Policy 4.4. The options are exercisable for a five-year period at a price of $0.25 per share and are subject to regulatory approval. The options will bear a four-month hold period and are subject to vesting provisions over an eighteen-month period, in accordance with the terms of the Plan.

ON BEHALF OF THE BOARD

"Michael D. McInnis"

Michael D. McInnis, P.Eng.,
President & CEO

For further information contact:

Michael D. McInnis, President
Phone: 604.801.5020
Email: info@riverstoneresources.com

or

Richard R. Roy, Manager, Investor Relations
Phone: 604.801.5020 ext 226
Email: rroy@riverstoneresources.com

82-35016



RESOURCES INC.
906-595 HOWE STREET • VANCOUVER BC V6C 2T5
TEL: 604.801.5020 • FAX: 604.801.6075

NEWS RELEASE

RAB DRILLING CONFIRMS NEW GOLD ZONE ON KAO PERMIT

October 11, 2006 **Symbol: RVS – TSX V**

Riverstone Resources Inc. (the "Company") (RVS: TSX V) is pleased to report the results of a recent Rotary Air Blast ("RAB") drilling program on the Kao permit in Burkina Faso, West Africa. The drilling program was designed to evaluate a 4 kilometre by 1 kilometre gold-in-soil geochemical anomaly. The results from the drilling indicate that the geochemical anomaly is underlain by 3 to 5 sub-parallel gold zones oriented in a general northeast to north-northeast direction. The zones have been traced over a length of 2.70 kilometres and are up to 250 metres wide, and are open to the north and to depth. Most of the holes had a maximum depth of 30 metres and most of the holes ended in mineralization. Based on these encouraging results, the Company is immediately commencing further fill-in RAB drilling to establish targets for testing by reverse-circulation drilling.

Four lines spaced 200 metres apart were drilled across the southern portion of the anomaly and one line was drilled across the northern portion of the anomaly. Holes were drilled at 50 metre centres along the lines. A total of 162 holes were drilled, totaling 4,556 metres. The most significant assays from the drilling program are reported in the table below. All holes are vertical and intervals reported are drilled widths, which may not represent true widths of the mineralized zones.

HOLE NO.	FROM (metres)	TO (metres)	CORE INTERVAL (metres)	GRADE (g/t)
KA-06-018	0	30	30	1.35
Including	6	12	6	2.28
And	24	30	6	2.11
KA-06-019	0	30	30	0.44
Including	24	27	3	1.40
KA-06-020	0	30	30	1.05
Including	0	15	15	1.55
KA-06-021	0	30	30	0.89
Including	9	12	3	1.35
And	18	27	9	1.37
KA-06-022	0	30	30	1.18
Including	24	27	3	7.58
KA-06-023	0	30	30	0.73
Including	18	27	9	1.33
KA-06-034	0	30	30	0.72
Including	21	27	6	2.67
KA-06-041	30	33	3	2.62
KA-06-042	12	15	3	1.16
KA-06-043	0	30	30	0.51
Including	9	12	3	1.64
And	18	21	3	1.78
KA-06-049	18	21	3	1.77

.../2



HOLE NO. (Cont'd)	FROM (metres)	TO (metres)	CORE INTERVAL (metres)	GRADE (g/t)
KA-06-064	0	30	30	0.60
Including	18	30	12	1.45
Or	21	24	3	4.59
KA-06-097	0	30	30	0.71
Including	3	15	12	1.54

The Kao permit is contiguous with the southern boundary of the Company's Rambo permit. Previous RC drilling on the Rambo permit by the Company delineated a mineralized zone over 350 metres on strike and for 170 metres down dip. Grades within the zone range from 1.16 g/t to 21.4 g/t over widths ranging from 3.0 metres to 18.5 metres. Orezone's Sega property is 25 kilometres southeast of the Kao permit and Golden Star's Goulagou property adjoins Kao on the northwest.

The Company maintains a rigorous quality control program involving the use of repeat assays, check assays at independent labs, and the use of verifiable blanks and standards from an accredited Canadian lab. All soil, rock and RAB samples were assayed using standard fire assay with atomic absorption techniques, at the independent Abilab Burkina SARL laboratories in Ouagadougou, Burkina Faso.

For further information about the Company and its activities in Burkina Faso, please refer to the Company's website at www.riverstoneresources.com and on www.sedar.com.

ON BEHALF OF THE BOARD

"Michael D. McInnis"

Michael D. McInnis, P.Eng.,
CEO & President

For further information contact:

Michael D. McInnis, President
Phone: 604.801.5020
Email: info@riverstoneresources.com

or

Richard R. Roy, Manager, Investor Relations
Phone: 604.801.5020 ext 226
Email: rroy@riverstoneresources.com

The TSX Venture Exchange does not accept responsibility for the adequacy or the accuracy of this release.
Paul G. Anderson, P. Geo is a Qualified Person for RVS and has reviewed and approved the contents of this release
Certain statements made and information contained in this news release and elsewhere constitutes "forward-looking information" within the meaning of the Ontario Securities Act. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to the interpretation of drill results and the estimation of mineral resources, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development results will not be consistent with the Company's expectations, accidents, equipment breakdowns, title matters and surface access, labour disputes, the potential for delays in exploration activities, the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described under Risk Factors in each management discussion and analysis. In addition, forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of gold, that the Company will receive required permits and access to surface rights, that the Company can access financing, appropriate equipment and sufficient labour and that the political environment within Burkina Faso will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.


RESOURCES INC.

906-595 HOWE STREET • VANCOUVER BC V6C 2T5
TEL: 604.801.5020 • FAX: 604.801.6075

NEWS RELEASE

TANGAPELLA PERMIT IN BURKINA FASO HOSTS MULTIPLE GOLD-IN-SOILS ANOMALIES

September 20, 2006 **Symbol: RVS – TSX V**

Riverstone Resources Inc. (the "Company") (RVS: TSX V) is pleased to announce the results from the recently completed Phase I program on the Tangapella permit located in the Bissa area of central Burkina Faso, West Africa. A geochemical soil-sampling program covering an area measuring 13 kilometres in length and from 8 to 10 kilometres wide was completed, along with geological mapping, rock sampling and RAB drilling. Thirteen gold-in-soils anomalies were outlined by the geochemical program, ranging in length from 1 kilometre to over 5 kilometres and up to 600 metres wide. The single highest soil sample assay was 46,050 ppb (46.05 g/t) gold (see the accompanying map and further information on the Company's website www.riverstoneresources.com). One of the soil anomalies was tested with a limited RAB drilling program, which defined two east-west to east-northeast trending zones adjacent to the Sabcé Shear Zone. The best results from this drilling were in hole TG-06-018, which returned 3.27 g/t gold over 9 metres; 1.01 g/t gold over 12 metres in TG-06-025 and 1.59 g/t gold over 3.0 metres in TG-06-020. Further mapping, sampling and drilling is planned for the 4th quarter of 2006 to follow up on these promising results.

"We are very pleased with the results from our first program on the Tangapella permit," commented M.D. McInnis, President of the Company. "The permit has favorable rocks, excellent structures and numerous artisanal workings. We are excited about its potential and believe we will have continued success with further work".

The Tangapella permit is located on the eastern boundary of High River Gold's (HRG) Bissa property, where a NI 43-101 compliant resource of 1.3 million ounces of gold has been estimated for the Bissa Hill Resource Area (see HRG news release dated September 14, 2006). HRG's Bissa deposits are hosted by the Sabcé Shear Zone, a major 60 kilometre long deformation corridor that extends northeasterly from HRG's property onto the Company's Tangapella permit. HGR has recently announced a USD $10 million drilling program with the initial objective of expanding the current 1.3 million ounces to over 2 million ounces.

The Company's geochemical soil survey was carried out over the Sabcé Shear Zone on a grid measuring approximately 13 kilometres long and 8 to 10 kilometres in width. The survey lines were spaced at 200 metre intervals and samples were collected every 50 metres along each line. A total of 11,778 samples were collected, including standards and duplicates.

The results of the survey have outlined at least 13 large anomalous trends. Several of these are associated with known zones of active artisanal workings. Most anomalous trends are oriented either northeast or northwest and are interpreted to overlie second or third order structures related to the Sabcé Shear Zone. The strongest gold-in-soils anomaly is a southeast trending splay off the Sabcé Shear Zone. The anomaly consists of two parts; one 2 kilometre long zone, defined by a 75 ppb gold contour, and the other a 3.5 kilometre long zone, defined by a 50 ppb gold contour. The anomaly is still open to the southeast.

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A limited RAB drilling campaign totaling 3,071 metres in 147 drill holes was completed on the geochemical anomaly closest to the boundary with High River Gold's Bissa property. The amount of RAB drilling that could be completed on the program was limited due to difficult access with the onset of the rainy season. The drilling results have indicated the presence of two east-west and east-northeast trending zones that are sub-parallel to the Sabcé Shear Zone, and the bulk of this anomaly remains untested by drilling. The remainder of the 12 gold-in-soils anomalies have not yet been tested by drilling.

The Company is planning an expanded program of additional mapping, sampling and RAB drilling for the last quarter of 2006.

The Company maintains a rigorous quality control program involving the use of repeat assays, check assays at independent labs, and the use of verifiable blanks and standards from an accredited Canadian lab. All soil, rock and RAB samples were assayed using standard fire assay with atomic absorption techniques, at the independent Abilab Burkina SARL laboratories in Ouagadougou, Burkina Faso.

For further information about the Company and its activities in Burkina Faso, please refer to the Company's website at www.riverstoneresources.com and on www.sedar.com.

ON BEHALF OF THE BOARD

"Michael D. McInnis"

Michael D. McInnis, P.Eng.,
CEO & President

For further information contact:

Michael D. McInnis, President
Phone: 604.801.5020
Email: info@riverstoneresources.com

or

Richard R. Roy, Manager, Investor Relations
Phone: 604.801.5020 ext 226
Email: rroy@riverstoneresources.com

Paul G. Anderson, P. Geo is a Qualified Person for RVS and has reviewed and approved the contents of this release.


RESOURCES INC

BISSA RESOURCE AREA
1.3 MILLION OUNCES

TANGAPELLA PERMIT

SEBILA PERMIT

Bissa NE

Bouly

Gonglou West

Kokgundi

Rofo

Lessa

Liliga

Gargo-Boko

Guibare

Gougre

Wemstenga

Leisego

Sabce Deformation Corridor

Yibou Deform. Corridor

Liliga Deformation Corridor

1450000mN

645000mE

N W E S

High River Gold Mines Permits	Gold Deposits
RVG Permits	Gold Targets
Gold-in-Soil Anomaly	
Gold-in-Soil Anomaly	

0 — 30
Kilometres

RIVERSTONE RESOURCES INC.
BURKINA FASO



906-595 HOWE STREET • VANCOUVER BC V6C 2T5
TEL: 604.801.5020 • FAX: 604.801.6075

NEWS RELEASE

PHASE 1 WORK PROGRAM IN BURKINA FASO COMPLETED

September 12, 2006 **Symbol: RVS – TSX V**

Riverstone Resources Inc. (the "Company") (RVS: TSX V) is pleased to report that the summer work program on the Company's gold projects in Burkina Faso, West Africa has been completed. An integrated program of geological mapping, geochemical rock and soil sampling and 11,985 metres of RAB drilling was carried out on its properties as described below. The Phase I program was budgeted at CDN$1.3 Million and was completed by the end of August. Results from the program are being received and will be released over the next several weeks. Phase II follow-up work on these properties and the Company's other permits will be carried out during the period October to December.

LIGIDI PROPERTY

The Phase 1 program at Ligidi consisted of the collection of 225 rock samples on a grid pattern. The silicified, pyritized, rocks were collected from an extensive quartz boulder field that can be traced over a distance of 1.5 kilometres and is about 200 metres wide. The boulder train is generally coincident with the soil geochemical anomaly at Three Hills described below. An additional 340 rock samples were collected in other areas of the property, or within trenches. Additional rock sampling and follow-up RAB drilling are planned for Phase II.

The Ligidi property is located about 125 kilometres southeast of the capital city of Ouagadougou. Geochemical soil sampling in 2004 established an extensive area anomalous in gold approximately 13 kilometres long and 3 kilometres wide. Within this broad area, numerous linear anomalous zones, each between 1 and 2 kilometres in length, were subsequently delineated. Three broad areas were designated – the Three Hills area, the Wayalguin area and the Dassoui area. Trenching and eight RC holes were completed within the Three Hills and Wayalguin areas only. At Three Hills, trench LM-TR-04 returned 111 metres grading 0.62 grams/tonne gold (g/t), including two intervals of 1.52 g/t over 18 metres and 1.43 g/t over 17.5 metres. RC Hole LM-05-05, which undercut the trench, returned 16.5 metres grading 1.245 g/t gold.

BISSA AREA PERMITS

The Company holds six permits in the active Bissa area located in north-central Burkina Faso. The Company's permits are adjacent to High River Gold Mines Ltd. Bissa project. High River recently announced an independent resource estimate for the Bissa project of 81,980 ounces of gold in the measured category, a further 580,270 ounces in the indicated category and 679,470 ounces in the inferred category (see High River news release dated May 23, 2006).

The Bissa deposit is located within the Sabcé Shear Zone, which extends northeasterly from High River's property onto Riverstone's Tangapella permit. The Bissa deposit is approximately 6 kilometres from the boundary of the Tangapella permit. The Sebila permit is also located on the eastern boundary of High River's property and overlies a 15 kilometre portion of a shear zone which parallels the Sabcé Shear Zone.

.../2

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A geochemical soil sampling program covering a grid measuring 10 kilometres in length and 7 kilometres in width was completed on the Tangapella permit. A total of 11,788 soil samples and 310 rock samples were collected from the grid area. In addition, 147 RAB drill holes comprising 3,071 metres of drilling were completed near the border with High River. On the neighboring Sebila permit, 5,215 soil samples were collected. The results from the programs are being compiled and will be released within a week.

KAO PERMIT

The Company's Kao permit adjoins the Company's Rambo permit on its southern boundary. Previous soil sampling by the Company outlined a gold anomaly measuring about 2 kilometres in length and 1 kilometre in width. A total of 162 RAB holes comprising 4,556 metres of drilling were completed to test this geochemical anomaly and two other smaller anomalies. Results are expected to be released within two weeks.

TAO PERMIT

The Tao permit adjoins the Essakane project on its southern boundary. The Essakane project is a joint venture between Orezone Resources Inc. and Gold Fields Limited. Orezone recently announced that Gold Fields has approved a US$9.3 million budget to complete a pre-feasibility study.

Geochemical soil sampling on the Tao permit by a previous operator outlined several large gold anomalies that aggregate greater than 10 kilometres in length. Trenching and RC drilling completed by a former operator on one of the geochemical anomalies outlined a mineralized zone approximately one kilometre in length. Nine RC Holes were drilled and returned grades ranging from 0.95 g/t gold to 4.99 g/t over widths ranging from 1.5 metres to 13.5 metres.

A total of 271 RAB drill holes comprising 4,358 metres of drilling were completed to test a number of the geochemical anomalies on the Tao permit. Results are expected to be available for release within three weeks.

Riverstone has 6 project areas comprising 12 permits in Burkina Faso, which it has been actively exploring for the past three years. Burkina Faso is an emerging gold producer, with three gold mines currently being built, and at least half a dozen other projects at an advanced stage of exploration. For further information about the Company and its activities in Burkina Faso, please refer to the Company's website at www.riverstoneresources.com and on www.sedar.com.

On behalf of the Board,

"Michael D. McInnis"

Michael D. McInnis, P.Eng.,
CEO & President

For further information, contact Michael D. McInnis at (604) 801-5020 or at mikem@riverstoneresources.com

Paul G. Anderson, P. Geo is a Qualified Person for RVS and has reviewed and approved the contents of this release.

/

82-35016

FORM 51-102F3

Material Change Report

ITEM 1. NAME AND ADDRESS OF COMPANY

Riverstone Resources Inc. (the "Company")
906 – 595 Howe Street
Vancouver, BC V6C 2T5

ITEM 2. DATE OF MATERIAL CHANGE

October 12, 2006

ITEM 3. NEWS RELEASE

Issued October 12, 2006 and distributed through the facilities of Stockwatch and CCNMatthews.

ITEM 4. SUMMARY OF MATERIAL CHANGE

The Company has announced the grant of 900,000 stock options to directors, officers, employees and consultants.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

See attached news release.

ITEM 6. RELIANCE ON SUBSECTION 7.1(3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7. OMITTED INFORMATION

No information has been omitted on the basis that it is confidential information.

ITEM 8. EXECUTIVE OFFICER

Contact: Michael D. McInnis
Telephone: 604-801-5020

ITEM 9. DATE OF REPORT

DATED at Vancouver, British Columbia, this 13th day of October, 2006.